SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 3)*
Arcadia Resources, Inc.
(Name of Issuer)
Common Stock, $ 0.001 par value
(Title of Class of Securities)
039209101
(CUSIP Number)
Patrick J. Haddad, Esq.
Kerr, Russell and Weber, PLC
500 Woodward Avenue, Suite 2500
Detroit, MI 48226
(313) 961-0200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 27, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Lawrence Kuhnert

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	00-- Securities acquired in connection with statutory merger (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		8,920,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,920,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,920,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.5

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Amendment No. 3 to Schedule 13D
This Amendment No. 3 (the “Amendment”) updates, amends and/or supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 20, 2004 and amendments filed by the reporting person. Except as stated otherwise herein, there is no change in the Schedule 13D, which Schedule 13D is not otherwise restated herein.
Item 1. Security and Issuer.
Item 1 of the Schedule 13D is hereby amended and supplemented to identify the name of the Issuer following a name change effective on November 16, 2004 and change of principal executive offices:

Title of Security:	Common Stock

Issuer:	Arcadia Resources, Inc. 26777 Central Park Blvd., Suite 200 Southfield, Michigan 48076
Item 5. Interest in Securities of the Issuer.
Items 5(a) and 5(b) of the Schedule 13D are hereby amended and supplemented as follows:
a.	Item 5(a) is hereby amended and supplemented so that the first two sentences are deleted and replaced with the following text, which is inserted prior to the third sentence of Item 5(a) of the Schedule 13D describing certain options as to which no amendment is made hereby:
The reporting person has sole voting, dispositive power and pecuniary interest in 8,920,000 shares of common stock of the Issuer, consisting of 8,520,000 shares issued and outstanding and 400,000 shares issuable on exercise of warrants exercisable until May 4, 2011, issued as part of the consideration to the RKDA shareholders under the Merger. The 8,520,000 shares issued and outstanding include 3,200,000 shares held in escrow and which are subject to partial or complete forfeiture to the Issuer if RKDA, Inc. (a wholly-owned subsidiary of the Issuer) and certain of RKDA, Inc.’s subsidiaries do not achieve certain financial results for the twelve month periods ending March 31, 2006 and March 31, 2007, all as more particularly described in Section 2.2 of the Merger Agreement and the Escrow Agreement, both of which are attached hereto. Per the terms of the escrow, the reporting person does not have the right to exercise his dispositive power as to shares held in escrow. Also in connection with the Merger, the reporting person was granted options to acquire up to 4,000,000 shares of voting common stock of the Issuer, at $0.25 per share, but the options are excluded from the 8,920,000 shares of common stock because they remain unvested until the occurrence of certain events described below.
b.	Item 5(b) is hereby amended and supplemented so that it reads as follows in its entirety:
Sole Voting Power: 8,920,0001
Shared Voting Power: 0
Sole Dispositive Power: 8,920,000
Shared Dispositive Power: 0
Aggregate amount reported at Line 11 as beneficially owned by the reporting person: 8,920,000

[1]	No change is reported from Schedule 13D filed on May 20, 2004, except to include 400,000 shares issuable upon exercise of warrants by the reporting person reported in Schedule 13D filed on May 20, 2004.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby amended and restated to read as follows in its entirety:
The reporting person entered into a voting agreement dated May 7, 2004 with certain shareholders of the Issuer in connection with the transaction giving the reporting person the right to elect a majority of the Company’s directors during the agreement’s term. The May 7, 2004 voting agreement is attached as an exhibit 7(b). The reporting person terminated the voting agreement on September 27, 2006.
As disclosed above in Item 5, above, 3,200,000 shares of the reporting person are currently being held in escrow and are subject to forfeiture under the terms of Section 2.2 of the Merger Agreement and Escrow Agreement, attached hereto.
Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented to read as follows in its entirety:
a.	Agreement and Plan of Merger (previously filed with the Securities and Exchange Commission as an Exhibit to Schedule 13D filed on May 20, 2004 and incorporated herein by reference).

b.	Voting Agreement (previously filed with the Securities and Exchange Commission as an Exhibit to Schedule 13D filed on May 20, 2004 and incorporated herein by reference).

c.	Warrant Agreement (previously filed with the Securities and Exchange Commission as an Exhibit to Schedule 13D filed on May 20, 2004 and incorporated herein by reference).

d.	Stock Option Agreement (previously filed with the Securities and Exchange Commission as an Exhibit to Schedule 13D filed on May 20, 2004 and incorporated herein by reference).

e.	Escrow Agreement (previously filed with the Securities and Exchange Commission as an Exhibit to Schedule 13D filed on May 20, 2004 and incorporated herein by reference).

f.	Voting Agreement Termination September 27, 2006.
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 29, 2006
(Date)

/S/ Lawrence Kuhnert
(Signature)

Lawrence Kuhnert
(Name/Title)
Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Exhibit 7(F)
September 27, 2006
Arcadia Resources, Inc.
Attn: Rebecca R. Irish
Chief Financial Officer and Secretary
810 N. Magnolia Avenue, Suite 210
Orlando, FL 32803
Re:	Voting Agreement Dated May 7, 2004 Concerning Arcadia Resources, Inc. and Certain Shareholders
Dear Ms. Irish:
          Effective September 27, 2006, the Voting Agreement dated May 7, 2004 is hereby terminated by the undersigned.

Very truly yours,
/s/ John E. Elliott, II
John E. Elliott, II

/s/ Lawrence R. Kuhnert
Lawrence R. Kuhnert

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